July 18, 2007

07025486

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 047/2007**

  Subject: Dissemination the Minutes of the Extraordinary General Meeting of shareholders No. 1/2007 on the Company's Website.

  Date: July 18, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anan Chatngoenngam
Compliance Manager
Shin Corporation Plc.

PROCESSED
JUL 26 2007
THOMSON
FINANCIAL

Enclosure

7/25

Summary Translation Letter
To the Stock Exchange of Thailand
July 18, 2007

SSA-CP 047/2007

July 18, 2007

Subject: Dissemination of the Minutes of the Extraordinary General Meeting of shareholders No. 1/2007 on the Company's Website.

To: The President
The Stock Exchange of Thailand

With reference to the Extraordinary General Meeting of shareholders No. 1/2007 of the Shin Satellite Public Company Limited ("the Company") which was held on July 4, 2007 at 14.00 hours at the Auditorium, 9th Floor, Shinawatra Tower 3. The Company had already reported the minutes of the EGM 1/2007 to the Stock Exchange of Thailand and posted on the Company's website www.thaicom.net since July 18, 2007 onwards.